Exhibit 1.01

Baxalta Incorporated

Conflict Minerals Report

For The Year Ended December 31, 2015

Baxalta is a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, the Company develops, manufactures and markets a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukemia.

This Conflict Minerals Report for the year ended December 31, 2015 is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934, which imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold for the purposes of Rule 13p-1.

Summary of Process Used to Determine Whether Company Products Contain Conflict Minerals

Baxalta has established procedures and processes for collecting, reviewing and evaluating the presence and use of conflict minerals within its products, including the implementation of a global policy document outlining the procedure for conflict minerals management and compliance. As required by Rule 13p-1, the Company conducted a review of its products to determine whether those products contain conflict minerals and, subsequently commenced a Reasonable Country of Origin Inquiry (RCOI) for any products that do contain such conflict minerals as outlined in more detail below. The Company’s review process takes into account the fact that pharmaceutical manufacturing processes are complex, highly regulated, and vary widely from product to product. There are hundreds of suppliers and third parties involved across all steps of the manufacturing process starting with raw materials and ending with the finished product that a patient receives. As a result, Baxalta elected to use a “product-centric” approach rather than a “supplier-centric” approach in performing its material inquiry.

Product Description

For the year ended December 31, 2015, the Company identified only four products that are subject to disclosure under Rule 13p-1, all of which are used in the delivery of certain of its biologic products to its patients: Baxject (II), Baxject (III), the Flowease Infusion Set and the Dual Vial Units package. Each of these products is manufactured for Baxalta by a single supplier.

Reasonable Country of Origin Inquiry

The single supplier described above was asked to complete the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template (CMRT) related to the four products identified above. The EICC-GeSI CMRT is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide. Given Baxalta’s position in the supply chain as a “downstream” company, the Company has to rely on its suppliers to conduct their own survey of their “upstream” supply chain in relation to the conflict minerals used in its products.

Baxalta reviewed the supplier’s CMRT received for completeness and consistency of answers and reached out to the supplier to provide certain clarifications. As a result, Baxalta believes that its RCOI process was reasonably designed and performed in good faith.

Due Diligence Related to the Source and Chain of Custody of the Conflict Minerals

The supplier was unable to provide Baxalta with any information regarding the country of origin of or the smelters related to the conflict minerals incorporated into the four products described above under “Product Description.” As a result of the supplier’s inability to provide Baxalta with this information, Baxalta was unable to conduct any further due diligence on the conflict minerals used in such Baxalta products.